Filed pursuant to Rule 425
                                                    Filing company: Genesys S.A.
                                             Subject company: Vialog Corporation
                                               Commission File Number: 333-55392




           [The following slides were used to present Genesys' FY 2000 results in Paris on March 7, 2001]

                                 [Genesys Logo]

                            Fiscal Year 2000 results
                                  March 7, 2001

                    [Genesys Logo]                           [Vialog Logo]
--------------------------------------------------------------------------------
Francois Legros    Pierre Schwich     Jim Huzell     Kim Mayyasi     Mike Savage

Chairman & CEO       EVP Finance         COO             CEO         EVP Finance


US SEC Filings

Genesys has filed a registration statement on Form F-4 (No. 333-55392) with the United States Securities and Exchange Commission. The Form F-4 contains a proxy statement / prospectus relating to the Vialog special meeting and other related documents. Vialog has mailed the proxy statement/prospectus contained in the Form F-4 to its stockholders. The Form F-4 and proxy statement/prospectus contain important information about Genesys, Vialog, the Vialog transaction and related matters. Investors and stockholders should read the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction carefully before they make any decision with respect to the Vialog transaction. A copy of the merger agreement with respect to the Vialog transaction has been filed by Vialog as an exhibit to its Form 8-K dated October 2, 2000. The Form F-4, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the transaction are available free of charge at the US SEC's web site at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the US SEC in connection with the Vialog transaction will be made available to investors free of charge by calling or writing to:

Genesys S.A.
Pierre Schwich
Chief Financial Officer
4 Rue Jules Ferry, BP 1145
34008 Montpellier, Cedex 1, France
Phone: 33 4 67 06 27 55
Email: pierre.schwich@genesys.com

Vialog Corporation
Michael E. Savage
Chief Financial Officer
32 Crosby Drive
Bedford, MA 01730
Phone: 781-761-6200
Email: msavage@vialog.com

In addition to the Form F-4, the proxy statement/prospectus and the other documents filed with the US SEC in connection with the Vialog transaction, Vialog is obligated to file annual, quarterly and special reports, proxy statements and other information with the US SEC. You may read and copy any reports, statements and other information filed with the US SEC at the US SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the US SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the US SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the US SEC at http://www.sec.gov.

Forward-Looking Statements

This release contains statements that constitute forward looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events, including: the transactions to which the parties may be a party; competition in the industry; changing technology and future demand for products; changes in business strategy or development plans; ability to attract and retain qualified personnel; worldwide economic and business conditions; regulatory, legislative and judicial developments; financing plans; and trends affecting the parties' financial condition or results of operations. Forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward looking statements as a result of various factors. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

CONTENT

1.       Year 2000 Highlights

2.       Year 2000 Financials

3.       Vialog Y2000 Highlights and Financials

4.       Vialog & Astound Integration

5.       Genesys Strategy and Outlook

Francois LEGROS
Genesys Conferencing
Chairman & Chief Executive  Officer

Year 2000 Highlights

YEAR 2000 HIGHLIGHTS

o  Strong growth
o  Proven integration ability in the US
o  Focus on margin improvement
o  Sustained international expansion
o  Confirmed technological leadership

STRONG GROWTH

o  + 95% consolidated growth
o  + 44% internal growth
o  Significant global accounts have chosen Genesys for their conferencing needs
o  Video conferencing: + 174 %

PROVEN INTEGRATION ABILITY IN THE US

o  Successful integration process of GCI

[Graph showing the following data:

                  Q2 99                                 Q4 00
--------------------------------------------------------------------------------
EBITDA            -12%                                  +24%
]

o  Substantial savings
o  Deployment of automated services faster than expected :
     20% of revenue in dec. 2000
     22% of volume in dec. 2000

FOCUS ON MARGIN IMPROVEMENT

o  Gross margin improvement in each of the 3 regions :
     Europe            +   68 %
     USA               + 171 %
     Asia Pac          + 150%

o  Confirm business model implying 35% EBITDA for each of the 3 regions

SUSTAINED INTERNATIONAL EXPANSION

o  Norway, Denmark, Spain and Portugal :
   4 new subsidiaries
o  Germany : acquisition of Time Communication Services.
   Genesys becomes #1 CSP in this country
o Asia Pacific : acquisition of Telcen, Australian specialist in multi-point videoconferencing

CONFIRMED TECHNOLOGICAL LEADERSHIP

o  Steady investment in R&D representing 5,5% of revenues*
o  Leverage strong Internet position and new technologies
o  Technological partnerships and acquisitions :
   Langages Virtuels + Cote&Com + Mediactiv Creation of the Group's virtual event communications unit.
   [Genesys Open Media Logo]

*French GAAP

NEW E-CONFERENCING SERVICES
o The browser version of Multi Conference Manager to control conferences. [picture of Multi Conference Manager screen]
o  Powershare, a data/web conferencing service on the Internet.
   [Picture of Powershare screen]

NEW E-CONFERENCING SERVICES
o  Powerstream, by [Genesys Open Media logo]

[screen shots of selected Powerstream conferences]

Pierre SCHWICH
Genesys Conferencing
Executive Vice President Finance

------------------------------

Genesys Year 2000 results*
* Non audited French GAAP accounts

REVENUES:  STRONG GROWTH

[Bar chart showing the following data: (in millions of EUR)

                      1995    1996    1997    1998     1999    2000

Internal growth        3,8     5       6,9    18,1     28,8     90
External growth                        8,1     0,9     18,6     2,4
                                                               92,4 M
                                                              EUR+95%

]

Y2000 REVENUES BREAKDOWN

[Pie chart showing the following data:

                                 %
Audio TLM                       27
Attended                        38
Unattended Reserved             12
Video                           13
Internet                         2
Others                           8
]

Y2000 REVENUES BREAKDOWN PER REGION
[Pie chart showing the following data

Asia-Pac         Europe         USA
-----------------------------------
5%               49%            46%
]

P&L STATEMENT

[Graph showing the following data:

                              Impact of new      Impact of          2000
M EUR          1999    2000    subsidiaries     acquisitions   After restatement
--------------------------------------------------------------------------------
Revenue        47.4    92,4     2,4                            90
Gross Margin   26.6    54.3     0,9                            53,4
               56,1%   58,7%                                   59%
EBITDA         7.1     12,2     -1,1            -1,7           15,0
               15%     13,2%                                   16,7%
EBIT           1.7     2,6      -1,3            -2,6           6,5
               3,5%    2,8%                                    7,2%
]

P&L STATEMENT

[Graph showing the following data:

                M EUR                   1999        2000
                -----                   ----        ----

EBIT                                     1.7         2,6
Financial income                        -1,9         2,9
EBT                                     -0,4         5,5
Income taxes                            -0,3         2,1
Deferred taxes                                     4,2
Net Income                              -0,1         3,2
Before goodwill & deferred taxes
Net Income                              -0.1        -0,9
Before goodwill
Net Income                              -2.6        -6,4
After goodwill
]

EUROPE GROSS MARGIN & EBITDA
W/O CORPORATE & W/O ACQUISITION

[Bar chart showing the following data:

             Consolidated S1  Consolidated S2   Consolidated S1  Consolidated S2
                1999             1999              2000             2000

Gross margin:    65%               64%              70,2%           66,6%
EBITDA:          40%               35%               42%             37%
 ]


US GROSS MARGIN & EBITDA
W/O CORPORATE

[Bar chart showing the following data:

             Consolidated S1  Consolidated S2   Consolidated S1  Consolidated S2
                1999             1999              2000             2000

Gross margin:    55%               42%               49,3%           53,4%
EBITDA:          23%               13%               21,7%           23,5%
]

ASIA-PAC GROSS MARGIN & EBITDA
W/O CORPORATE

[Bar chart showing the following data:

             Consolidated S1  Consolidated S2   Consolidated S1  Consolidated S2
               1999             1999              2000             2000

Gross margin:   41%              44%               44%              46,5%
EBITDA:        -14%               2%               10%              15,5%
]


BALANCE SHEET

[Chart showing the following data:

ASSETS                        LIABILITIES
---------------------         -------------------------------------------
Intangible assets 104,3       Equity                                132,2
Tangible assets   19,0        Convertible bonds                     11,0
Financial assets  6,1         Financial debts
                              Long term                             40
                              Short term                            2,5
Debtors           34,2
Cash              49,9        Payables                              27,8
-------------------------------------------------------------------------
TOTAL             213,5       TOTAL                                213,5
]


Kim MAYYASI [with photo of same]
Vialog
Chief Executive Officer

-------------------------------
Vialog Y2000 audited results

FINANCIAL RESULTS

o  Revenue growth consistent with historical trends
o  Rapid adoption of automated services
o  Gross margins growing faster than revenues

JANUARY 01 RESULTS

[Chart showing the following data:

                        January 01      January 00        % Increase
                        ----------      ----------        ----------
Revenue                   $7.7M           $6.1M             27%
Gross Margin %            60%             53%
EBITDA                    $2.3M           $1.4M             68%
EBITDA %                  30%             22%
]

VOLUME GROWTH

o  Minutes mm

[Bar chart showing the following data:

3Q 99     4Q 99     1Q 00     2Q 00     3Q 00     4Q 00
-------------------------------------------------------
61.8      64.3      71.8      76.1      78.4      89.5
]

o  % Volume Automated

[Bar chart showing the following data:

3Q 99     4Q 99     1Q 00     2Q 00     3Q 00     4Q 00
-------------------------------------------------------
0%          .8%      3.4%      7.3%     16.2%     8.5%
]


REVENUE GROWTH

[Bar chart showing the following data:  (in $mm)

3Q 99     4Q 99     1Q 00     2Q 00    3Q 00      4Q 00
-------------------------------------------------------
17.0      17.7       19.2     19.4     19.2       19.8
]

GROSS MARGIN GROWTH

[Bar chart showing the following data:

3Q 99      4Q 99    1Q 00     2Q 00    3Q 00      4Q 00     Jan. 01
-------------------------------------------------------------------
51%         54%      55%       56%      58%        56%*       60%

*Excluding telcom adjustment.

FINANCIAL RESULTS - EBITDA GROWTH

[Chart showing the following data:

                  4Q 99        4Q 00        % Change
                  ----------------------------------
Revenues          $17.7M       $19.8M       +12%
EBITDA*           $3.2         $3.7*        +17%
]

*Excludes telcom and A/R reserve adjustment.

THE VIALOG STORY

o  Streamlined company with expanding margins
o  New products that leverage automation
o  Building a global powerhouse with Genesys

                  [arrow] Increased shareholder value

FINANCIAL RESULTS - 4Q 00

o  Revenue

[Bar chart showing the following data:  ($mm)

4Q 99      4Q 00
----------------
17.7       19.8
]

o  EBITDA

[Bar chart showing the following data:  ($mm)

4Q 99      4Q 00*
----------------
3.2         3.7
]

*Excludes telcom and A/R reserve adjustment.

NET CASH INCOME - 4Q 00

[Chart showing the following data:

                             4Q 00              Jan. 01
-------------------------------------------------------
Net cash income              $198,000
    $1,341,000
-------------------------------------------------------
Net cash income per share    .02                .14
]

FINANCIAL RESULTS:  2000

o  Revenue

[Bar chart showing the following data:  ($mm)

99         00
--         --
68.6       77.6
]

o  EBITDA

[Bar chart showing the following data:  ($mm)
99         00
--         --
9.8        15.0
]

Jim Huzell  [with photo of same]
Genesys Conferencing
Chief Operating Officer

----------------------

The integration of Astound & Vialog

UPDATE ON VIALOG & ASTOUND
INTEGRATION

o  Creation of 12 Integration Committees, composed staff from the 3 companies
o  Process started in November 2000
o New company organization ready to be implemented on the day of the acquisition

NORTH AMERICAN ORGANISATION

[Tree structure showing the following data:

                                                     Kim Mayyasi
                                                         CEO
                                                   [text in orange]

                  Margie Medalle
                     COO

    Kevin Fletcher                 6 General Managers           Mike Savage
          CFO                       Call/Operational        SVP Business Affairs
                                        Centers               [text in orange]
                                    [text in orange]

      Bill Beaton                      Lynne Ross               Jim Lysinger
        Dir HR                      Customer Support              VP Sales
   [text in orange]

      Tim Wright                          TBD                 Richard Turcott
  Training & Quality                 Infrastructure             VP Marketing
   [text in orange]                                           [text in orange]

                                                               Tony Terranova
                                                               VP Product Mgmt.
                                                               [text in orange]
]

Orange colour indicates manager from Vialog

DEVELOPING SALES OPPORTUNITIES

North America
170 sales
[Bar chart showing the following data:

Astound    26
Hiring.    30
Genesys    50
Vialog     70

o  Ramp up of sales force
o  Training plans
o  Harmonization of pricing
o  Identification of global opportunities

INTEGRATION OF SERVICE OFFERING

o  Astound* and Vialog to operate under a single brand: Genesys Conferencing
o All Vialog services to be renamed or migrated to Genesys Conferencing services (e.g: Telemeeting)
o  Integration of [WebConferencing.com logo] into [Conferecing.com logo]

*Except for other CSP outsourcing agreements

HARMONIZATION OF NETWORK INFRASTRUCTURES

o Migration of all Vialog and Astound employees to the Genesys VPN, effective end of March
o  Substantial savings on carrier costs, MIS and HR

STRONG SYNERGIES

o  $5M cash savings within the first year

o  For Vialog & Astound:
   - Deployment of Genesys' complete range of services
   - Global presence

o  For Genesys:
   Access to the biggest NA companies, clients of Vialog
   Mastering of Astound technology
   Entry in Canada

o  For the combined entity:
   -  Critical size, market impact. #1 in the US
   -  Market initiative and recognition
   -  Technological leadership

THE VIALOG AND ASTOUND INTEGRATION

o  Strong willingness

o  Operational day one
o  Strong management

ENHANCED RESEARCH & DEVELOPMENT CAPABILITIES

o  Arrival of Kailash Ambwani, ex CEO Astound
o  Astound (best web conferencing service)*
o  Reinforcement of R&D resources :
   Teams in Montpellier, Paris, Toronto, San Francisco, London.
   R&D will represent 3% of revenue in 2001

o Additional capabilities and expertise to integrate technologies and develop new services.

*Research company CNET, February 2001

Francois LEGROS  [with photo of same]
Genesys Conferencing
Chairman & Chief Executive Officer

-----------------------------------

Year 2001 strategy & outlook

YEAR 2001 FOCUS

o  Complete the integration of Vialog and Astound
o  Leverage on organic growth to improve margins

VIALOG:  A STRATEGIC ACQUISITION

o  The combined entity become #1 independent specialist in the United States
o  Reinforcement of our global presence and offering
o  Client base doubled: a strong foundation for future growth

                  [arrow]  Genesys becomes #1 specialist in USA

ASTOUND:  A TECHNOLOGICAL STEP FORWARD

o   Direct control of one of the most innovative technologies:
    Web conferencing
o   Integration of R&D teams
o   Development of new expertise and synergies

                  [arrow]  Reinforcement of Genesys technological leadership

LEVERAGE ON ORGANIC GROWTH TO IMPROVE MARGINS

[Map background with bar charts geographically situated and showing the following data:

                   North America
                     170 Sales

Astound                  26
Recrut.                  30
Genesys                  50
Vialog                   70

     Europe
    60 sales
       60

  Asia-Pacific
    30 sales
       30
]

16,000 clients in 16 countries

LEVERAGE ON ORGANIC GROWTH TO IMPROVE MARGINS

o  Second largest sales force
o  Pursue deployment of automated services
o  Win global accounts
o  Deploy new services to the 16,000 clients through 16 countries

INVESTMENT HIGHLIGHTS

o  #1 CSP:
   Geographical coverage in 16 countries
   Sales force of 250 people
   16 000 clients
o  Technological leadership
   Mastering of all conferencing technologies
o  Strong growth and margin improvement
o  Fully funded company

                  [arrow] Ideally positioned to dominate the market

[Genesys Conferencing logo]
Leading the world to virtual group communications